June 10, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Attention:  Mr. H. Roger Schwall

Re:	Clayton Williams Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
filed March 14, 2008 (File No. 1-10924)
Definitive Proxy Statement on Schedule 14A filed March 25, 2008 (File No. 1-10924)
Form 10-Q for Fiscal Quarter Ended March 31, 2008 filed May 9, 2008 (File No. 1-10924)

Dear Mr. Schwall:

We submit the following responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the comment letter dated May 29, 2008 (the “Comment Letter”).  For your convenience, we have repeated each comment of the Staff exactly as it appears in the Comment Letter and provided the Company’s response below the comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

Principles of Consolidation, page F-8

1.
We note you disclose that you consolidate the accounts of your subsidiaries and of the Larclay JV, while undivided interest in oil and gas limited partnerships are accounted for using the proportionate consolidation method.  However, we note that several limited partnerships are included in your list of subsidiaries at Exhibit 21.

It would be helpful to have disclosures describing the extent to which your operations are handled through the various limited partnerships, so that the significance of these entities is clear; also indicating your rationale in deciding to either fully consolidate or proportionately consolidate these entities.  For example, we note that while West Coast Energy Properties, L.P. (WCEP) is included in your list of subsidiaries at Exhibit 21, you disclose on page 5 that you are a general partner of WCEP and that you account for your interest in WCEP using the proportionate consolidation method.

Securities and Exchange Commission

June 10, 2008

Please also explain why you include entities in Exhibit 21 that are not fully consolidated, given the definition of a subsidiary in Rule 1-02(x) of Regulation S-X; the limitation on the use of proportionate consolidation for investments in unincorporated legal entities (as expressed in EITF 00-1) to those that would otherwise be accounted for under the equity method; and the guidance in EITF 04-5.

Provide us with a schedule listing you ownership interest percentage in and accounting method (i.e., fully consolidate versus proportionate consolidate) for each subsidiary or limited partnership (LP) identified in Exhibit 21.

Response:
Less than 4% of our consolidated total assets and consolidated total revenues are derived from our ownership interests in oil and gas limited partnerships accounted for utilizing the proportionate consolidation method.  Since these investments account for such a small percentage of our operations and are not considered to be material, we have included limited disclosures regarding these investments, except for West Coast Energy Properties, L.P. (WCEP), which was formed in 2006.  We believe that readers of our financial statements can conclude that the absence of more detailed disclosures implies a lack of significance.  However, we will add clarifying language in future filings affirmatively stating that these entities are not significant.

As requested, attached Schedule 1, which lists each subsidiary or limited partnership identified on Exhibit 21 to our Form 10-K for the fiscal year ended December 31, 2007, along with our ownership interest percentage and the consolidation method we use with respect to each subsidiary or limited partnership.  Historically, oil and gas producers have applied the proportionate consolidation method to investments in oil and gas limited partnerships as allowed by EITF 00-1.  This method is consistent in principle with the fractional ownership of oil and gas properties that is commonplace in our industry.  Accordingly, we have historically consolidated only our proportionate share of assets, liabilities, income and expense derived from limited partnerships.  It should be noted that all limited partnerships that we account for using proportionate consolidation are exclusively involved in oil and gas exploration and production and do not involve related activities such as refining, marketing or transporting extracted mineral resources.

Emerging Issues Task Force Issue 04-5 (“EITF 04-5”), which became effective January 1, 2006, requires companies to fully consolidate any limited partnerships that the company controls as general partner.  EITF 04-5 presumes that a sole general partner of a limited partnership controls the limited partnership; however, the presumption of control can be overcome if the limited partners have (i) substantive kick-out rights or (ii) substantive participating rights.  For this purpose, in order for the kick-out rights to be substantive, the kick-out rights must be able to be exercised by vote of a simple majority of the limited partners voting interests held by parties other than the general partner or entities under common control of the general partner and there can be no significant barriers to the limited partners exercising those rights. The limited partners

Securities and Exchange Commission

June 10, 2008

in all of the oil and gas partnerships in which we serve as general partner  can remove us as general partner with a simple majority vote (exclusive of any limited partner interest held by the general partner), and there are no significant barriers to the exercise of those rights.  Accordingly, we have continued including only our proportionate share of all of these limited partnerships in our financial statements.  The only partnership which we proportionally consolidate that is owned less than 100% and that does not contain substantive kick-out rights is the CWEI South Louisiana II, L.P., a limited partnership created to facilitate long term incentive compensation plans for officers and key employees.  The impact of not fully consolidating this partnership is clearly not material to our financial statements.  Had this partnership been fully consolidated in 2007, revenues would have increased by approximately $852,000 (less than .3% of 2007 oil and gas sales) and oil and gas properties would have increased by approximately $147,000 (less than .1% of net PP&E as of December 31, 2007).

Rule 1-02(x) of Regulation S-X defines subsidiary of a specified person as “an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.”  Under the terms of the limited partnership agreements and applicable state law, we control management of the business of the limited partnerships as general partner, and the rights of the limited partners to participate in the business and affairs of the partnership are restricted.  We, therefore, listed each limited partnership for which we serve as general partner on Exhibit 21.  EITF 04-5, on the other hand, requires general partners of limited partnerships to determine whether they control a limited partnership based on the application of a different framework as discussed above.  Given the different approaches to the issue of control between Rule 1-02(x) and EITF 04-5, we believe that the oil and gas limited partnerships are properly listed as subsidiaries in Exhibit 21 and are properly accounted for using the proportionate consolidation method under EITF 04-5.

2.
Since you are a general partner (GP) of WCEP, please explain how you overcame the presumption that you control WCEP, which would require that you fully consolidate this LP pursuant to the guidance in EITF 04-5.  Also tell us if you are directly or indirectly a GP of each of the other LPs, and explain how you determined that EITF 04-5 would not require you to also fully consolidate such LPs.

Response:
As explained in our response to Comment #1 above, the limited partner of WCEP has substantive kick-out rights as defined by EITF 04-5, and there are no significant barriers to the limited partner’s exercise of those rights.  We are also the general partner of each of the other limited partnerships listed in Exhibit 21, and the limited partners of each of these other limited partnerships, other than CWEI South Louisiana II, L.P., as discussed in our response to Comment # 1 above, also have substantive kick-out rights.

Securities and Exchange Commission

June 10, 2008

3.
We note that while you utilize the successful efforts method of accounting for your oil and gas producing activities, various LPs identified in your Exhibit 21 utilize the full cost method of accounting.  Please include disclosure clarifying whether you have conformed the financial statements of such entities to reflect the successful efforts method of accounting prior to consolidating or proportionately consolidating them, in accordance with IRQ 1 and 2 of SAB Topic 12:C.2.

Response:
In accordance with IRQ 1 and 2 of SAB Topic 12:C.2, we proportionately consolidate our interests in the various partnerships utilizing the successful efforts method of accounting in order to be consistent with the accounting policy utilized by Clayton Williams Energy.  We have converted our proportionate share of the financial accounts of these partnerships from the full cost method of accounting to the successful efforts method of accounting to be consistent with our accounting policies.  As discussed in our response to Comment #1 above, the overall significance of the consolidated amounts from these interests is not material, so we have not included disclosures regarding this conversion in our prior filings. We will include disclosures in future filings to clarify that our accounting policy for oil and gas properties disclosed in Note 2 to our financial statements also includes the partnerships that are accounted for using proportionate consolidation.

Oil and Gas Properties, page F-8

4.
Tell us the reasons you have not included disclosure about your DD&A accounting policy under the full cost methodology prescribed in Regulation S-X Rule 4-10(c)(3)(i) in the LP filings of entities over  which you are the GP or which you otherwise control; and indicate how you will resolve the absence of such disclosure.

Please be sure to address the related disclosures provided by the following companies, listed as subsidiaries in your Exhibit 21, in conjunction with your reply.

SOUTHWEST OIL & GAS INCOME FUND IX-A LP (CIK 847320)
SOUTHWEST OIL & GAS INCOME FUND VII-A LP (CIK 808028)
SOUTHWEST OIL & GAS INCOME FUND VIII-A LP (CIK 825881)
SOUTHWEST OIL & GAS INCOME FUND X-A LP (CIK 859905)
SOUTHWEST OIL & GAS INCOME FUND X-B LP (CIK 859906)
SOUTHWEST ROYALTIES INC INCOME FUND V (CIK 782149)
SOUTHWEST ROYALTIES INC INCOME FUND VI (CIK 796489)
SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND IX-B LP (CIK 847384)
SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND VII-B LP (CIK 810117)
SOUTHWEST ROYATLIES INSTITUTIONAL INCOME FUND VIII-B LP (CIK 825886)
SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND X-A LP (CIK 859910)
SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND X-B LP (CIK 85991)
SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND X-C LP (CIK 887426)

Securities and Exchange Commission

June 10, 2008

Response:

As discussed in our response to Comment #3 above, the Company conformed the accounting for its interest in such entities to the successful efforts method of accounting, and accordingly, no disclosures of the full cost methodology as provided for in Regulation S-X Rule 4-1(c) would be necessary in the Company’s financial statements.

Form10-Q for the Fiscal Quarter Ended March 31, 2008

Financial Statements

Note 8 – Financial Instruments, page 14

5.
We note you disclose that you adopted SFAS 157 effective January 1, 2008, and that the fair values of derivative contracts recorded on your balance sheet are measured using Level 2 inputs.  Please clarify why the derivative assets are not in your Fair Value Measurements table on page 15, and why your December 31, 2007 fair value of derivative liabilities of $49.7 million per the table is not the same as their December 31, 2007 fair value balance of $56.9 million on your balance sheet on page 4.  Disclose the extent of any cumulative-effect adjustment required pursuant to paragraph 38 of SFAS 157.

Response:

The total derivative mark-to-market valuation for December 31, 2007 is a net liability of $49.7 million as shown in the table on page 15 on Form 10-Q for the quarter ended March 31, 2008.  The amount referred to in the comment of $56.9 million is only the current liability from the balance sheet.  At December 31, 2007, we also had a current asset of $7.2 million relating to the fair value of derivatives.  The Company reported the net amount of the total derivative positions of $49.7 million in the table.   Paragraph 32 (c) of SFAS No. 157 requires that the fair value be disclosed separately for each major category of assets and liabilities, but not that the fair value of assets be disclosed separately from the fair value of liabilities.  The Company did describe the SFAS No. 157 disclosure of fair values of derivative positions as net in Note 8 to its March 31, 2008 financial statements.  There were no cumulative-effect adjustment to the opening balance of retained earnings as a result of adopting SFAS No.157 as none of the Company’s financial instruments at December 31, 2007 met the criteria of paragraph 37 (a)-(c) of the standard.

Securities and Exchange Commission

June 10, 2008

Definitive Proxy Statement filed March 25, 2008

General

6.	Please provide the disclosure required by Item 401(b) and (c) of Regulation S-K. In particular, we note that you have not provided biographical sketches for certain of your named executive officers.

Response:
In accordance with General Instruction G(3) to Form 10-K, we included the biographical information for our executive officers required by Item 401(b) and (c) of Regulation S-K in Part I, Item 1 under the caption “Executive Officers” of our Form 10-K for 2007 (see page 14).  We did not include this information in our Definitive Proxy Statement in reliance on instruction 3 to Item 401(b) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 30

7.
Please tell us if your table on page 30 includes shares that may be received in 60 days as required by Rule 13d-3 under the Securities Exchange Act of 1934.  If such information is not included, please provide us with a modified table that is inclusive of this information.

Response:
We confirm that the table on page 30 of the 2007 Form 10-K includes shares that may be received in 60 days as required by Rule 13d-3 under the Securities Exchange Act of 1934.  These are referred to as presently exercisable options to purchase shares of common stock in footnotes (2), (7), (8), (9), (10) and (11) of the table.

Certain Transactions and Relationships, page 32

8.
Please provide us with an expanded discussion on the business entertainment services provided by the Williams Entities.  For example, please indicate to whom these services were provided (i.e. vendors of the company, employees, directors, executive officers).  Further, if these services were provided to your named executive officers, please explain why they do not appear in your summary compensation table.  Please also provide us with an expanded discussion of the “Other services” that were provided by the Williams Entities.  We may have further comments.

Response:
Amounts paid to the Williams Entities for business entertainment consist of lease payments for hunting and fishing rights on land owned by the Williams Entities.  The principal entertainment activity is an annual hunting camp sponsored by the Company.

Securities and Exchange Commission

June 10, 2008

We invite approximately 150 to 200 of our key vendors, consultants, bankers and other service providers to this hunting camp to meet with one another and with our officers, directors and key employees in order to establish a better working relationship in a relaxed, outdoor setting.  In 2007, we paid $83,000 to an affiliate of Mr. Williams for the annual lease of the hunting rights on a ranch covering approximately 83,000 acres in Pecos County, Texas for this event.  We do not impute a personal benefit attributable to this hunting camp to any of the named executive officers because their purpose in attending the camp is to entertain our business guests, not to be entertained or receive a personal benefit.

We also pay an affiliate of Mr. Williams $30,000 annually for fishing and hunting rights at a farm in Pecos County, Texas.  From time to time, we organize hunting and fishing excursions for vendors, consultants, bankers, and other service providers in order to further our business relationships.  Again, we do not impute a personal benefit attributable to these excursions to named executive officers who might be in attendance because their purpose in attending is to entertain our business guests.

The “Other Services” are for professional tax preparation fees that were provided by one of the Williams Entities.  Such services include both federal and state tax return preparation and filings.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filings, that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us with any further questions or comments.

Sincerely,

/s/ Mel G. Riggs
Mel G. Riggs
Senior Vice President and
Chief Financial Officer

cc:           Nabil Nehme (KPMG LLP)
William R. Volk (Vinson & Elkins L.L.P.)

			Schedule 1
CWEI Ownership in Subsidiaries and Limited Partnerships
12/31/2007

			Proportionately or
	Subsidiary or Limited Partnership Name	CWEI Interest	Fully Consolidated

·	Warrior Gas Co., a Texas corporation, which has a wholly owned subsidiary, Clajon Industrial Gas, Inc., a Texas corporation	100%	Fully
·	Clayton Williams Trading Company, a Texas corporation	100%	Fully
·	Clayton Williams Venezuela, Inc., a Delaware corporation	100%	Fully
·	CWEI Acquisitions, Inc., a Delaware corporation	100%	Fully
·	Clayton Williams Pipeline Corporation (formerly Clayton Williams Midland, Inc.), a Delaware corporation	100%	Fully
·	CWEI Romere Pass Acquisition Corp., a Delaware corporation, which is the sole member of Romere Pass Acquisition, L.L.C. (formerly Romere Pass Acquisition Corp.)	100%	Fully
·	Warrior Mississippi Corporation, a Delaware corporation	100%	Fully
·	Southwest Royalties, Inc., a Delaware corporation, which has two wholly owned subsidiaries, Blue Heel Company, a Delaware corporation and Tex-Hal Partners, Inc., a Delaware corporation	100%	Fully
·	CWEI Longfellow Ranch I, L.P., a Texas limited partnership	100%	Fully
·	CWEI South Louisiana II, L.P., a Texas limited partnership	1%	Proportionately
·	Rocky Arroyo, L.P., a Texas limited partnership	100%	Fully
·	CWEI West Pyle/McGonagill, L.P., a Texas limited partnership	100%	Fully
·	CWEI South Louisiana III, L.P., a Texas limited partnership	100%	Fully
·	CWEI North Louisiana, L.P., a Texas limited partnership	100%	Fully
·	Floyd Prospect, L.P., a Texas limited partnership	100%	Fully
·	Southwest Royalties, Inc. Income Fund V, a Tennessee limited partnership	55%	Proportionately
·	Southwest Royalties, Inc. Income Fund VI, a Tennessee limited partnership	54%	Proportionately
·	Southwest Oil and Gas Income Fund VII-A, L.P., a Delaware limited partnership	49%	Proportionately
·	Southwest Royalties Institutional Income Fund VII-B, L.P., a Delaware limited partnership	45%	Proportionately
·	Southwest Royalties, Inc. Income/Drilling Program 1987-I, L.P., a Delaware limited partnership	22%	Proportionately
·	Southwest Oil and Gas Income Fund VIII-A, L.P., a Delaware limited partnership	43%	Proportionately
·	Southwest Royalties Institutional Income Fund VIII-B, L.P., a Delaware limited partnership	44%	Proportionately
·	Southwest Combination Income/Drilling Program 1988, L.P., a Delaware limited partnership	23%	Proportionately
·	Southwest Oil and Gas Income Fund IX-A, L.P., a Delaware limited partnership	18%	Proportionately
·	Southwest Royalties Institutional Income Fund IX-B, L.P., a Delaware limited partnership	21%	Proportionately
·	Southwest Oil & Gas Income Fund X-A, L.P., a Delaware limited partnership	15%	Proportionately
·	Southwest Royalties Institutional Income Fund X-A, L.P., a Delaware limited partnership	20%	Proportionately
·	Southwest Oil & Gas Income Fund X-B, L.P., a Delaware limited partnership	15%	Proportionately
·	Southwest Royalties Institutional Income Fund X-B, L.P., a Delaware limited partnership	24%	Proportionately
·	Southwest Oil & Gas Income Fund X-C, L.P., a Delaware limited partnership	17%	Proportionately
·	Southwest Royalties Institutional Income Fund X-C, L.P., a Delaware limited partnership	17%	Proportionately
·	Southwest Oil & Gas Income Fund XI-A, L.P., a Delaware limited partnership	14%	Proportionately
·	Southwest Institutional Income Fund XI-A, L.P., a Delaware limited partnership	24%	Proportionately
·	Southwest Developmental Drilling Fund 1990, L.P., a Delaware limited partnership	18%	Proportionately
·	Southwest Developmental Drilling Fund 91-A, L.P., a Delaware limited partnership	18%	Proportionately
·	Southwest Developmental Drilling Fund 92-A, L.P., a Delaware limited partnership	17%	Proportionately
·	Southwest Developmental Drilling Fund 1993, L.P., a Delaware limited partnership	16%	Proportionately
·	Southwest Royalties Institutional Income Fund XI-B, L.P., a Delaware limited partnership	13%	Proportionately
·	Southwest Developmental Drilling Fund 1994, L.P., a Delaware limited partnership	13%	Proportionately
·	Floyd Prospect II, L.P., a Texas limited partnership	100%	Fully
·	West Coast Energy Properties GP, LLC, a Texas limited liability company	100%	Fully
·	West Coast Energy Properties, L.P., a Texas limited partnership	5%	Proportionately